UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-12284

GOLDEN STAR RESOURCES LTD.

(Translation of registrant's name into English)

333 Bay Street

Suite 2400

Toronto, Ontario

M5H 2T6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F   ✔

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Each of Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, and 99.7 included in this report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form S-8 of the Registrant, as each may be amended from time to time (File Nos. 333-105820, 333-105821, 333-118958, 333-169047, 333-175542, 333-211926 and 333-218064), and Form F-10 of the Registrant, as may be amended from time to time (File No. 333-234005), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN STAR RESOURCES LTD.

Date: March 11, 2021

(signed) Paul Thomson

_______________________

Paul Thomson

Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Furnished Exhibit
99.1	NI 43-101 Technical Report on the Wassa Gold Mine
99.2	Consent of Qualified Person – Matthew Varvari
99.3	Consent of Qualified Person – S. Mitchel Wasel
99.4	Consent of Qualified Person – Philipa Varris
99.5	Certificate of Qualified Person – Matthew Varvari
99.6	Certificate of Qualified Person – S. Mitchel Wasel
99.7	Certificate of Qualified Person – Philipa Varris